Filed Pursuant to Rule 253(g)(2)

File No. 024-11284

ESCALATE WEALTH REIT I, INC.

SUPPLEMENT NO. 1 DATED NOVEMBER 10, 2020

TO

OFFERING CIRCULAR OCTOBER 15, 2020

This document supplements, and should be read in conjunction with, the offering circular of Escalate Wealth REIT I, Inc. (“we,” “us,” “our” or the “Company”) dated October 15, 2020 (the “Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as in the Offering Circular.

The purpose of this Supplement is to update certain sections of the Offering Circular with regard to the recent changes in the Company’s certifying accountants.

CHANGES IN THE COMPANY’S CERTIFYING ACCOUNTANTS

        On November 5, 2020 we were notified that, effective November 1, 2020, the audit practice of Squar Milner LLP (“Squar Milner”) our independent registered public accounting firm, was combined with Baker Tilly US, LLP (“Baker Tilly”) in a transaction pursuant to which Squar Milner combined its operations with Baker Tilly and certain of the professional staff and partners of Squar Milner joined Baker Tilly either as employees or partners of Baker Tilly (the “Combination”). In connection with the Combination, Squar Milner resigned as our auditors and we have engaged Baker Tilly as our independent registered public accounting firm.

Prior to engaging Baker Tilly, we did not consult with Baker Tilly regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by Baker Tilly on the our financial statements, and Baker Tilly did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting issue.

The report of Squar Milner regarding our balance sheet and related footnote disclosures as of July 16, 2020 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the interim period from July 16, 2020 through the date of resignation, there were no disagreements with Squar Milner on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Squar Milner would have caused it to make reference to such disagreement in its reports.

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